

Mail Stop 3030

June 30, 2017

Via E-mail
Steve Sanghi
Chief Executive Officer and Chairman of the Board
Microchip Technology Incorporated
2355 W. Chandler Blvd
Chandler, AZ   85224-6199

**Re:     Microchip Technology Incorporated**
**Form 10-K for the Fiscal Year Ended March 31, 2017**
**Filed May 30, 2017**
**File No. 0-21184**

Dear Mr. Sanghi:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2017

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Sales, page 39

1.      We note you attribute the changes in net sales in each period to acquisitions and the impact of general economic and semiconductor industry conditions.  In future filings, when individual line items disclosed in your statements of operations materially fluctuate in comparison to the prior period, please quantify and disclose the nature of each item that caused a material change.  For example, quantify each material factor such as increases or decreases in net sales from business acquisitions or organic growth that affected your overall net sales.  For factors such as organic growth, discuss the

Steve Sanghi
Microchip Technology Incorporated
June 30, 2017
Page 2

underlying material causes for the increase in growth.  Refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960.

Provision for Income Taxes, page 45

2.	We see from the table on page F-35 that your effective tax rate is significantly impacted by foreign income generated in lower tax jurisdictions.  In future filings explain the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the primary taxing jurisdictions where your foreign earnings are derived, the location of tax holidays and the relevant statutory rates in those jurisdictions.  Discuss any uncertainties relating to the income tax rates or benefits you currently receive in those jurisdictions.  Refer to Item 303(a)(3) of Regulation S-K.

Item 8.  Financial Statements

Note 3.  Special Charges and Other, Net, page F-25

3.	Revise the disclosures of your restructuring activities in future filings to also provide the information required by ASC 420-10-50-1(a), (b), and (d).

Note 10. Income Taxes, page F-34

4.	Revise this note in future filings to disclose the per share effects of tax holidays as required by SAB Topic 11.C.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery